DAVIS POLK & WARDWELL

[redacted]

212 450 5691
luis.martos@dpw.com

File No. 82-4939

October 24, 2008

Re: Grupo Ferrovial, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

Ladies and Gentlemen:

On behalf of Grupo Ferrovial, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the following :

- Significant Disclosure filed on May 9, 2008 concerning the application to ABI (Association of British Insurers) for the process of identifying the holders of BAA bonds

- Significant Disclosure filed on May 21, 2008 informing of the sale of World Duty Free Europe Limited

If you have any questions, please do not hesitate to contact me at 212-450-5691. Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait.

Best regards,

Luis Martos/med

Luis Martos
Legal Assistant

Attachments
By Hand Delivery

ferrovial

In compliance with the provisions of Article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. (the Company) hereby notifies the National Securities Market Commission (CNMV) of the following:

REGULATORY DISCLOSURE

On this date, BAA Limited ("BAA"), a subsidiary of Ferrovial Infraestructuras, S.A., which is a subsidiary of Grupo Ferrovial, S.A., issued a communiqué regarding the application to ABI (Association of British Insurers) in order to commence the process of identifying the holders of BAA bonds, all as part of the process of refinancing this company.

Attached to this disclosure is the communiqué issued by BAA in its original English version, with a Spanish translation for information purposes only.

Madrid, 9 May 2008

José María Pérez Tremps
Director and General Secretary of Grupo Ferrovial, S.A.

Not for distribution in the United States

9 May 2008

BAA Ltd.
Initiation of ABI Holder Enquiry

As previously stated, BAA intends to effect a refinancing by which it will implement a financial structure consistent with those successfully employed by other UK regulated businesses. BAA intends to initiate the implementation of the refinancing which includes a migration of its non-convertible bonds denominated in both Sterling and Euros (the "BAA Bonds") into an investment grade, ring-fenced, bond- and bank-based structure, backed by the designated assets of the group (the three London airports and Heathrow Express) by the end of the second quarter of this year and to complete the refinancing early in the third quarter. As part of the refinancing, shareholders have agreed to inject £400m into the Group.

BAA has not yet finalised certain aspects of its refinancing plans, including completion of the rating process and obtaining sufficient commitments from the banks asked to participate in certain bank facilities referred to in the press release dated 8 April 2008. Whilst BAA hopes to be in a position to commence consultations with holders of BAA Bonds through the auspices of the Association of British Insurers (the "ABI") in the coming weeks once these aspects have been finalised, BAA may not ultimately be in such a position owing to continuing challenging market conditions. However, recognising the time required to undertake a holder enquiry through the ABI and form a Special Committee, possibly including non-ABI members, BAA has today requested the ABI to identify which of its members hold various BAA Bonds by conducting a holder enquiry.

If and when BAA is in a position to commence consultations with bondholders, BAA will make a further announcement at that time.

Any holders of the BAA Bonds who are not members of the ABI and who wish to record their presence with BAA are invited to do so by contacting BAA, Citi, RBS or the ABI using the details below:

Analyst/bondholder Queries

BAA
Kim Holdsworth, investors@baa.com, tel: +44 20 8745 9953

Citi
Graham Bahan, graham.bahan@citi.com, tel: +44 20 7986 8969

Royal Bank of Scotland
Andrew Burton, andrew.burton@rbs.com, tel: +44 20 7085 8056

Association of British Insurers ("ABI")
John Hale, john.hale@abi.org.uk

Press Queries

BAA
Malcolm Robertson, malcolm_robertson@baa.com, tel: +44 20 8745 7224

Finsbury
Don Hunter, don.hunter@finsbury.com, tel;: +44 20 7251 3801

END

This press release does not constitute an offer of securities for sale in the United States or any other jurisdiction. Securities may not be offered and sold in the United States absent registration or an exemption from registration.

Traducción del inglés a efectos exclusivamente informativos

Queda prohibida la distribución en EEUU.

9 de Mayo de 2008

Iniciación de solicitud de información a ABI sobre los tenedores de bonos

Tal y como se anunció previamente, BAA tiene intención de llevar a cabo una refinanciación con el fin de crear una estructura financiera semejante a aquéllas establecidas por otras empresas británicas con negocios regulados. BAA pretende iniciar la implementación de la refinanciación a finales del segundo trimestre de 2008 y completarla a principios del tercer trimestre de este año. El proceso incluye la migración de los actuales bonos no convertibles denominados en euros y libras (BAA Bonds) a una nueva estructura corporativa acotada ("ring fenced"), dotada de "investment grade", compuesta por créditos bancarios y bonos, y que estará respaldada por los activos regulados de BAA (los tres aeropuertos de Londres y Heathrow Express). Como parte de la refinanciación, los accionistas han acordado inyectar 400 millones de libras en el Grupo.

BAA todavía no ha terminado ciertos aspectos de sus planes de refinanciación, entre los que se incluyen el proceso de evaluación por parte de las agencias de rating y la obtención de suficientes compromisos financieros por parte de los bancos a los que se les ha solicitado y a los que hacía referencia la nota de prensa del pasado 8 de abril de 2008. Aunque BAA espera empezar la consulta formal con los principales tenedores de bonos a través de la Association of British Insurers (ABI) en las próximas semanas, una vez que se cierren los citados aspectos pendientes, existe la posibilidad de que BAA no se encuentre en disposición de iniciar la consulta debido a las condiciones del mercado. Aun así, y teniendo en cuenta el tiempo que se requiere para llevar a cabo una solicitud de información a través de la ABI y lo que habitualmente se tarda en concertar un Comité Especial, que posiblemente incluirá miembros que no pertenecen a ABI, BAA pide hoy a la ABI que inicie una consulta para identificar a aquellos de sus miembros que tienen bonos de BAA.

Si finalmente BAA se encuentra en las condiciones adecuadas para comenzar el proceso de consulta con los principales tenedores de bonos, en ese momento hará un anuncio en ese sentido.

Cualquier tenedor de bonos de BAA que no pertenezca a la ABI y quiera registrarse con BAA está invitado a hacerlo poniéndose en contacto con BAA, Citi, RBS o la ABI a través de los contactos que se incluyen a continuación.

Contactos para analistas y bonistas

BAA
Kim Holdsworth, investors@baa.com, tel: +44 20 8745 9953

Citi
Graham Bahan, graham.bahan@citi.com, tel: +44 20 7986 8969

Royal Bank of Scotland
Andrew Burton, andrew.burton@rbs.com, tel: +44 20 7085 8056

Association of British Insurers (ABI)
John Hale, john.hale@abi.org.uk

Contactos de prensa

BAA
Malcolm Robertson, malcolm_robertson@baa.com, tel: +44 20 8745 7224

Finsbury
Don Hunter, don.hunter@finsbury.com, tel;: +44 20 7251 3801

NOTA

Esta nota de prensa no supone una oferta de valores en los EEUU ni en cualquier otra jurisdicción. No se pueden ofrecer ni vender valores en los Estados Unidos sin que se presente un número de registro apropiado o permiso de exención.

ferrovial

In compliance with the provisions of Article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. (the Company) hereby notifies the National Securities Market Commission (CNMV) of the following

REGULATORY DISCLOSURE

On this date, BAA Limited ("BAA"), a subsidiary of Ferrovial Infraestructuras, S.A., which is a subsidiary of Grupo Ferrovial, S.A., has announced the completion of the sale of World Duty Free Europe Limited ("WDF") to the Italian company AutoGrill S.p.A. as originally disclosed in a Regulatory Disclosure on 10 March 2008.

Attached as an Annex to this disclosure is BAA's original communiqué in English, with a Spanish translation for information purposes only.

Madrid, 21 May 2008.

José Maria Pérez Tremps
Director and General Secretary of Grupo Ferrovial, S.A.

21st May 2008

BAA completes sale of World Duty Free Europe

BAA is today pleased to confirm that it has completed the sale of World Duty Free Europe Limited (WDF) to Autogrill S.p.A.

Under the agreement, Autogrill has paid £546.6m, plus £15.75m in accrued interest.

As outlined in the announcement of 10th March, BAA has sold WDF as part of its ongoing non-core asset disposal program. WDF has entered into a 12-year concession agreement for the operation of duty free stores at BAA's seven UK airports.

Proceeds of the sale will be used to repay debt in accordance with the terms of the ADI financing agreements.

-ends-

Further information from: -

Malcolm Robertson, BAA Limited, 07788 567680

Mike Smith, Finsbury, 0207 251 3801

Traducción del inglés a efectos exclusivamente informativos

BAA consuma la venta de World Duty Free Europe

BAA se complace en anunciar que ha consumado la venta de World Duty Free Europe Limited (WDF) a Autogrill S.p.A.

Como parte de este acuerdo, Autogrill ha pagado 546,6 millones de libras, más 15,75 m£.

Tal y como se anunció el pasado 10 de marzo, BAA ha vendido WDF como parte de su programa de desinversión de activos no estratégicos. WDF ha firmado con BAA un acuerdo de concesión por un plazo de 12 años para operar las tiendas de *duty free* en siete aeropuertos de Reino Unido.

Los fondos obtenidos en esta operación se utilizarán para repagar la deuda de acuerdo con los términos suscritos en los acuerdos de financiación de ADI.

Más información:

Malcolm Robertson, BAA Limited, + 44 07788 567680
Mike Smith, Finsbury, + 44 0207 251 3801

END